RIALTO TRADING HOLDINGS LLC

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

_____

Dated as of November 24, 2021

RIALTO TRADING HOLDINGS LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This Third Amended and Restated Limited Liability Company Agreement (this "Agreement") of Rialto Trading Holdings LLC, a Delaware limited liability company (the "Company"), is entered into effective as of May 4, 2021 (the "**Effective Date**") by and among (i) Shari Noonan ("**Noonan**") and those Persons who execute a counterpart signature page or the Instrument of Adherence as recipients of Class A Units of the Company (the "**Class A Units**," and each such Person a "**Class A Member**" and collectively, the "**Class A Members**"), (ii) Noonan as the holder of the Class B Units of the Company (the "**Class B Units**" and Noonan, in such capacity, may be referred to as the "**Class B Member**"), (iii) those Persons who hold Class C Units (each a "**Class C Member**" and collectively, the "**Class C Members**"), (iv) those Persons who hold Series A Preferred Units (the "**Series A Preferred Units**"), Series A-1 Preferred Units (the "**Series A-1 Preferred Units**") or acquire Series A-2 Preferred Units (the "**Series A-2 Preferred Units**" and together with the Series A Preferred Units and Series A-1 Preferred Units, the "**Preferred Units**") and those Persons who execute a counterpart signature page or the Instrument of Adherence as recipients of Preferred Units (each such Person, a "**Preferred Member**") and collectively, the "**Preferred Members**" and together with the Class A Members, Class B Members and the Class C Member, each a "**Member**" and collectively, the "**Members**").

BACKGROUND

WHEREAS, the Company was formed on August 5, 2016 by the filing of Certificate of Formation of the Company with the Secretary of State of the State of Delaware pursuant to the relevant provision of the Act.

WHEREAS, the initial limited liability company operating agreement of the Company was entered as of August 5, 2016 and amended and restated effective April 13, 2018 ("**Original Agreement**").

WHEREAS, pursuant to the issuance of Series A-2 Preferred Units under a Offering Statement dated as of the date hereof (the "**Series A-2 Preferred Units Purchase Agreement**"), the Members have caused the Company to amend and restate the Original Agreement in the form set forth herein to reflect the terms set forth in the Series A-2 Preferred Units Purchase Agreement and the other agreements among the Members with respect to the on-going operations of the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
FORMATION OF THE COMPANY

Section I.1   Formation.

The Members acknowledge that the Certificate of Formation of the Company was filed, on their behalf, with the Secretary of State of the State of Delaware on August 5, 2016 in accordance with the Delaware Limited Liability Company Act (the "**Act**"). Each Member agrees to be bound by and to comply with the provisions thereof and hereof.

Section I.2   Registered Agent.

The registered office and agent of the Company in the State of Delaware are set forth in the Certificate of Formation and may be changed by the Management Committee from time to time.

Section I.3   Business Address.

The principal place of business shall be located at 42 Broadway, Suite 129, New York, New York 10004. The Management Committee may re-locate the principal place of business, in its sole discretion, and will notify the Members in writing of any such change.

Section I.4   Purpose and Character of Business.

The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and any and all activities, necessary, convenient, desirable or incidental to the foregoing, and any such other activities as are contemplated by this Agreement or reasonably incidental to the foregoing.

Section I.5   Duration.

The Company shall continue in perpetuity, unless it is sooner dissolved pursuant to Article VIII.

Section I.6   Filings, Reports and Formalities.

The Management Committee shall cause the Company to make all filings and to submit all reports required to be filed or submitted under the Act with respect to the Company and shall cause the Company to make such filings or take such other actions required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

ARTICLE II.
CERTAIN DEFINITIONS

Defined terms not otherwise defined herein shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"**AAA**" has the meaning set forth in Section 10.06.

"**Act**" means the Delaware Limited Liability Company Act, as the same may be amended from time to time.

"**Action**" has the meaning set forth in Section 5.01.

"**Affected Member**" means any Member (or his/her Assignee) who has a Triggering Event occur while owning a Membership Interest in the Company, as set forth in Section 7.06.

"**Agreement**" has the meaning set forth in the initial paragraph of this Agreement.

"**Affiliate**" means, with respect to any Person, (a) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (b) any Person owning or controlling fifty percent (50%) or more of the outstanding voting securities of such Person, and (c) any officer, director, general partner, manager or trustee of such Person. For purposes of this definition, "controlling," "controlled by," or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Arbitrator**" has the meaning set forth in Section 10.06.

"**Assignee**" means a transferee of a Membership Interest who has not been admitted as a Member of the Company and thus has no voting rights or other benefits of membership hereunder, other than the right to share in profits and losses and distributions.

"**Bankruptcy**" means, with respect to any Member, a Member who (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated as bankrupt or insolvent; (4) files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding; or (6) seeks, consents to or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or all or any substantial part of the Member's properties.

"**Buy-Out Value**" means the Fair Market Value as agreed to by the Affected Member and the Management Committee. If the Affected Member and the Management Committee cannot agree on the value within thirty (30) days of the date of the Event Notice, then the Affected Member and the Management Committee will agree to retain a satisfactory qualified, independent appraiser, the expense of which will be borne by the Company, to determine the Fair Market Value. If the Affected Member and the Management Committee cannot agree on an appraiser within forty (40) days of the Event Notice, then the Management Committee will select a qualified, independent appraiser and such selection shall be binding on the Affected Member. The determination of the Fair Market Value shall be completed within sixty (60) days from the date the appraiser is engaged and shall be final and binding upon the Company and the Affected Member.

"**Capital Account**" has the meaning set forth in Section 3.02 and Exhibit A hereto.

"**Capitalization Table**" has the meaning set forth in Section 3.01.

"**Capital Event**" means (a) a merger or consolidation in which (a) the Company is a constituent party or a Subsidiary of the Company is a constituent party, and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a Subsidiary in which the Units of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by percentage (determined on a fully-diluted basis), of each class of equity securities of the surviving or resulting party; (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any Subsidiary of the Company of all or substantially all the assets of the Company and its Subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned Subsidiaries of the Company; or (c) a dissolution of the Company pursuant to ARTICLE VIII.

"**Cash Available for Distribution**" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, salaries, bonuses, taxes, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancings of Company property, all as determined by the Management Committee.

"**Cessation of Membership**" has the meaning set forth in Section 7.06(e).

"**Class A Member(s)**" has the meaning set forth in the initial paragraph of this Agreement.

"**Class A Units**" has the meaning set forth in the initial paragraph of this Agreement.

"**Class B Member**" has the meaning set forth in the initial paragraph of this Agreement.

"**Class B Units**" has the meaning set forth in the initial paragraph of this Agreement.

"**Class C Member**" has the meaning set forth in the initial paragraph of this Agreement.

"**Class C Units**" has the meaning set forth in the initial paragraph of this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as the same may be amended from time to time.

"**Company**" has the meaning set forth in the recitals.

"**Company Election Notice**" has the meaning set forth in Section 7.02(c).

"**Company Refusal Period**" has the meaning set forth in Section 7.02(c).

"**Confidential Information**" has the meaning set forth in Section 9.01.

"**Convertible Securities**" shall mean any evidences of indebtedness, Units or other securities directly or indirectly convertible into or exchangeable for Class A Units.

"**Co-Sale Closing**" has the meaning set forth in Section 7.03(b).

"**Co-Sale Period**" has the meaning set forth in Section 7.03(a).

"**Demand**" has the meaning set forth in Section 10.06.

"**Dispute**" has the meaning set forth in Section 10.06.

"**Effective Date**" has the meaning set forth in the initial paragraph of this Agreement.

"**Event Notice**" has the meaning set forth in Section 7.06(b).

"**Excluded Issuances**" means (a) the sale or grant of securities issued to a banks, equipment lessors or other financial institutions or to real property lessors, pursuant to a debt financing, equipment leasing, commercial credit arrangement, real property leasing transaction or similar transaction; (b) the sale or grant of Class C Units; (c) the issuance of securities in a conversion of convertible securities, including, but not limited to, Class A Units issued upon conversion of the Preferred Units; (d) the issuance of securities pursuant to unit splits, unit dividends or similar transactions; (e) the issuance of securities issued to actual suppliers, strategic partners or third party service providers in connection with the provision or receipt of goods or services; (f) issuances of securities in connection with an acquisition of another company or assets; or (g) issuances of securities in connection with a strategic alliance or joint venture by the Company.

"**Exercise Notice**" has the meaning set forth in Section 7.06(b).

"**Fair Market Value**" means, except as expressly provided otherwise herein, the fair market value of the Units or other property shall be determined by the Management Committee in good faith. Notwithstanding the foregoing, in the event that the Management Committee cannot agree on any determination of Fair Market Value, the Management Committee will retain an independent third party appraiser, satisfactory to the Management Committee and the Fair Market Valuation as determined by such appraiser shall be final and binding on the Members.

"**Family Member**" has the meaning set forth in Section 7.01(a).

"**Family Transfer**" has the meaning set forth in Section 7.01(a).

"**Final Distribution**" has the meaning set forth in Section 8.02(b).

"**Fiscal Year**" has the meaning set forth in Section 6.02.

"**Founder(s)**" means, Shari Noonan, Rob Noonan and Joel Steinmetz.

"**Indemnified Party**" has the meaning set forth in Section 5.03(a).

"**Initial Offer**" has the meaning set forth in Section 3.07.

"**Initial Offer Period**" has the meaning set forth in Section 3.07.

"**Instrument of Adherence**" means the Instrument of Adherence attached hereto as Annex I.

"**Invention Ideas**" has the meaning set forth in Section 9.01(b).

"**Major Unitholder**" means the Founders and each holder of Preferred Units.

"**Management Committee**" means the committee of Managers appointed by the Class B Member to manage all aspects of the Company.

"**Management Rights**" means the rights, if any, of a Member to participate in the management of the Company, including the rights to vote on, consent to, or approve actions of the Company.

"**Manager**" means Shari Noonan and each additional Manager appointed by Shari Noonan, in her capacity as the Class B Member.

"**Member(s)**" has the meaning set forth in the initial paragraph of this Agreement.

"**Membership Interest(s)**" means, as to any Member, all of the interest of that Member in the Company including, without limitation, such Member's (i) right to a distributive share of the profits and losses and cash flow of the Company, (ii) right to a distributive share of Company assets and (iii) right, if any, to participate in the management of the business and affairs of the Company. Membership Interests shall be divided into and represented by Units.

"**Notice of Transfer**" has the meaning set forth in Section 7.02(a).

"**Offer**" has the meaning set forth in Section 7.02.

"**Offered Price**" has the meaning set forth in Section 7.02(a).

"**Offered Units**" has the meaning set forth in Section 7.02(a).

"**Option Period**" has the meaning set forth in Section 7.06(b).

"**Original Issue Date**" shall mean, with respect to each Preferred Unit, the date that such Preferred Unit is issued.

"**Participating Member**" has the meaning set forth in Section 7.02(d).

"**Partnership Audit Rules**" means the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the Bipartisan Budget Act of 2015, as such provisions may thereafter be amended and including Regulations or other guidance issued thereunder.

"**Partnership Representative**" has the meaning set forth in Section 6.05.

"**Percentage Interest**" means the fraction, expressed as a percentage, of the number of Units owned by a Member divided by the aggregate number of Units of the Company outstanding, as determined from time to time.

"**Person**" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures, limited liability companies, estates and other entities, whether or not legal.

"**Preferred Unit**" has the meaning set forth in the initial paragraph of this Agreement.

"**Preferred Member**" has the meaning set forth in the initial paragraph of this Agreement.

"**Presumed Company Tax Liability**" has the meaning set forth in Section 4.03.

"**Prohibited Transfers**" means Transfers to non-accredited investors, competitive or potentially competitive Persons and Persons determined by the Management Committee, in its reasonable discretion, to whom a transfer could be detrimental to the Company.

"**Proposed Transferee**" has the meaning set forth in Section 7.02(a).

"**Purchase Interest**" has the meaning set forth in Section 7.06(a).

"**Purchase Option**" has the meaning set forth in Section 7.06(a).

"**Purchaser Expiration Notice**" has the meaning set forth in Section 7.02(d).

"**Purchaser Notice**" has the meaning set forth in Section 7.02(d).

"**Purchaser Refusal Period**" has the meaning set forth in Section 7.02(d).

"**Right of Co-Sale**" has the meaning set forth in Section 7.03(a).

"**Right of First Refusal**" has the meaning set forth in Section 7.02(b).

"**Sale of the Company**" means (a) any Capital Event, and (b) the sale of the Company to a non-Affiliate or group of non-Affiliates pursuant to which such party or parties acquire(s), in a single transaction or a series of related transactions, all or a majority of the issued and outstanding Units of the Company.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Series A Preferred Unit**" has the meaning set forth in the initial paragraph of this Agreement.

"**Series A-1 Preferred Unit**" has the meaning set forth in the initial paragraph of this Agreement.

"**Series A-2 Preferred Unit**" has the meaning set forth in the initial paragraph of this Agreement.

"**Threshold Value**" means the Company's enterprise value, as the case may be, as determined by the Management Committee immediately prior to the issuance of a series of Class C Units.

"**Transfer**" has the meaning set forth in Section 7.01(a).

"**Transferring Member**" has the meaning set forth in Section 7.02.

"**Treasury Regulations**" means the final and temporary regulations issued under the Code.

"**Triggering Event(s)**" has the meaning set forth in Section 7.06(a).

"**Unit**" means a component of a Membership Interest issued to any Member pursuant to this Agreement and includes Class A Units, Class B Units, Class C Units, the Series A Preferred Units, the Series A-1 Preferred Units and the Series A-2 Preferred Units.

"**Waived Units**" has the meaning set forth in Section 7.02(d).

ARTICLE III.
CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS; UNITS

Section III.1 Company Units; Members.

The Membership Interests of the Company shall be divided into five classes of Units: Class A Units, Class B Units, Class C Units, Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units. The name, number and class of Units, capital contribution (including the agreed value of such Capital Contribution, in the case of any non-cash contributions), of each Member will be set forth on the Company's capitalization table, attached hereto as Schedule A (including updates, the "**Capitalization Table**"), which shall be maintained and updated by the Management Committee at the Company offices from time to time as the Management Committee may reasonably deem necessary, to accurately reflect the information to be contained therein. Any modification or revision to the Capitalization Table shall not be deemed an amendment to this Agreement (and shall not require the consent of the Members).

(a)   Class A Units. 1,286,394 Class A Units are authorized for issuance, 882,457 of which are issued and outstanding as of the Effective Date, all of which are owned solely by the Class A Members in the amounts reflected in the Capitalization Table. Class A Members and their Class A Units will not have any voting rights or Management Rights.

(b)   Class B Units. 100 Class B Units are authorized for issuance, all of which are issued and outstanding as of the Effective Date, all of which are owned solely by Noonan as reflected in the Capitalization Table. The Class B Units are the only Units that grant voting and Management Rights to the holder.

(c)   Class C Unit; Exchange of Profits Units.

(i)   Under the Original Agreement, each of the 224,000 profits units that were issued and outstanding as of the effective date of the Original Agreement were automatically exchanged for a Class C Unit and all the profits units were retired. As of the date hereof, 804,231 Class C Units are set aside for issuance, 800,013 of which are issued and outstanding.

(ii)   From time to time, the Management Committee may, in its sole discretion and by resolution (and not an amendment to this Agreement) set aside and designate additional Units, as Class C Units to be granted as compensatory equity interests to employees, consultants, advisors and other individuals at such time and in such amounts as the Management Committee determines. These Class C Units, when issued, grant the recipient an interest in Company income, gain, loss, deductions and distributions, but do not grant the recipient a proportional initial Capital Account, unless the recipient makes a capital contribution, which shall not be required for grant of Class C Units. Upon grant, Class C Units recipients shall become Class C Members of the Company by executing the Instrument of Adherence. Class C Members and their Class C Units will have no voting rights or Management Rights.

(iii)   Profits Interest Safe Harbor. Class C Units are intended to qualify as "profits interests" and the Management Committee is authorized to amend this Agreement, without the consent of the other Members, to comply with any safe harbor finalized by the United States Department of the Treasury or the Internal Revenue Service relating to the tax treatment of a transfer of an interest in the Company for services. For example, this Section 3.01(c)(iii) shall apply to any safe harbor finalized by Internal Revenue Service notice or Regulations as successor to the proposed safe harbor described in Internal Revenue Service Notice 2005-43, 2005-1 C.B. 1221. In the event any such safe harbor is finalized and elected by the Company, all Members agree to comply with all the requirements of such safe harbor and any amendments to this Agreement that the Management Committee effects pursuant to this Section 3.01(c)(iii).

(iv)   For purposes of facilitating the compliance with the safe harbor described in Section 3.01(c)(iii) above, each group of Profits Units issued on the same date and at the same Threshold Value shall be classified as part of a consecutive series (e.g., the first group of Profits Units issued will be entitled "**Profits Units--Series 1,**" the second group, "**Profits Units--Series 2**" and so on).

(d)   Preferred Units. Each Series A Preferred Unit either has been or shall be issued for a deemed Capital Contribution of $14.2282 per Unit (the "**Series A Preferred Original Issue Price**"). Each Series A-1 Preferred Unit either has been or shall be issued for a deemed Capital Contribution of $12.8054 per Unit (the "**Series A-1 Preferred Original Issue Price**").   Each Series A-2 Preferred Unit either has been or shall be issued for a deemed Capital Contribution of $28.7562 per Unit (the "**Series A-2 Preferred Original Issue Price**" and when referenced herein together with the Series A Preferred Original Issue Price and Series A-1 Preferred Original Issue Price, the "**Original Issue Price**"). 74,567 Series A Preferred Units are authorized for issuance, all of which are issued and outstanding as of the Effective Date and all of which are owned solely by the Series A Members in the amounts reflected in the Capitalization Table. 155,494 Series A-1 Preferred Units are authorized for issuance, all of which are issued and outstanding as of the Effective Date and all of which are owned solely by the Series A-1 Members in the amounts reflected in the Capitalization Table.   173,876 Series A-2 Preferred Units are authorized for issuance, none of which are issued and outstanding as of the Effective Date. The Preferred Units will have no voting rights or Management Rights.

(e)   Preferred Unit Conversion. The Preferred Members shall have conversion rights as follows (the "**Conversion Rights**"):

(i)   Right to Convert.

A.   Each Preferred Unit shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Class A Units as is determined by dividing the Original Issue Price for such Preferred Unit by the Conversion Price (as defined below) for the Preferred Unit in effect at the time of conversion. The "**Conversion Price**" for the Preferred Units shall initially mean the Original Issue Price. The Conversion Price, and the rate at which Preferred Units may be converted into Class A Units, shall be subject to adjustment as provided below.

B.   In the event of a liquidation, dissolution or winding up of the Company or a Capital Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Members.

(ii)   No fractional Class A Units shall be issued upon conversion of the Preferred Units. In lieu of any fractional Class A Units to which the Preferred Member would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Fair Market Value of a Class A Unit.

(iii)   Mechanics of Conversion.

A.   In order for a Preferred Member to voluntarily convert Preferred Units into Class A Units, such Member shall provide written notice ("**Notice of Conversion**") of such election to convert all or any number of its Preferred Units and shall surrender the Unit Certificates, if any, for such Preferred Units to be converted. The Notice of Conversion shall be accompanied by a written instrument of transfer, in form reasonably satisfactory to the Management Committee, duly executed by the Preferred Member. The close of business on the date of receipt by the Company of the Notice of Conversion shall be the time of conversion (the "**Conversion Time**"). The Company shall, as soon as practicable after the Conversion Time, (a) recompute each Member's Percentage Interest in the Company after such conversion and shall update Exhibit "A" to reflect such conversion and, if applicable, issue and deliver to such Preferred Member a Unit Certificate (if applicable) for the number of Class A Units issuable upon such conversion in accordance with the provisions hereof, and (b) pay in cash such amount as provided in Section 3.01(e)(ii) in lieu of any fraction of a Class A Unit otherwise issuable upon such conversion.

B.   The Company shall at all times while any Preferred Units shall be outstanding, reserve and keep available out of its authorized but unissued Class A Units, for the purpose of effecting the conversion of the Preferred Units, such number of its duly authorized Class A Units as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Units; and if at any time the number of authorized but unissued

Class A Units shall not be sufficient to effect the conversion of all then-outstanding Preferred Units, the Company shall take such action as may be necessary to increase its authorized but unissued Class A Units to such number as shall be sufficient for such purposes.

C.   All Preferred Units that shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Preferred Units shall immediately cease and terminate at the Conversion Time.

(iv)   If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Class A Units, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Class A Units issuable on conversion thereof shall be increased in proportion to such increase in the aggregate number of Class A Units outstanding. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding Class A Units, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Class A Units issuable on conversion of the Preferred Units shall be decreased in proportion to such decrease in the aggregate number of Class A Units outstanding. Any adjustment under this Section 3.01(e)(iv) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(v)   In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Units entitled to receive, a distribution payable on the Class A Units in additional Class A Units, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction: (A) the numerator of which shall be the total number of Class A Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (B) the denominator of which shall be the total number of Class A Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Class A Units issuable in payment of such distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such distribution is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.01(e)(v) as of the time of actual payment of such distributions; and (ii) no such adjustment shall be made if the Preferred Members simultaneously receive a distribution of Class A Units in a number equal to the number of Class A Units that they would have received if all outstanding Preferred Units had been converted into Class A Units on the date of such event.

(vi)   In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Units entitled to receive, a distribution payable in securities of the Company (other than a distribution of Class A Units in respect of outstanding Class A Units), then and in each such event the Preferred Members shall receive, simultaneously with the distribution to the Common

Members, a distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Preferred Units had been converted into Class A Units on the date of such event.

(vii)   If at any time or from time to time after the Original Issue Date the Class A Units issuable upon the conversion of the Preferred Units is changed into the same or a different number of Units of any class or classes of Units, whether by recapitalization, reclassification, or otherwise (other than by a split or combination, dividend, distribution, merger or consolidation covered by Section 3.01(e)(iv), (v), (vi) or (viii) or by a Capital Event), then in any such event each Preferred Member shall have the right thereafter to convert the Preferred Units into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Class A Units into which the Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

(viii)   If there shall occur any consolidation or merger involving the Company that is not a Capital Event in which the Class A Units (but not the Preferred Units) are converted into or exchanged for securities, cash, or other property (other than a transaction covered by Section 3.01(c)(iv), (v) or (vi)), then, following any such consolidation or merger, provision shall be made that each Preferred Unit shall thereafter be convertible, in lieu of the Class A Units into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of Class A Units issuable upon conversion of a Preferred Unit immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Management Committee) shall be made in the application of the provisions in this Section 3.01(e) with respect to the rights and interests thereafter of the holders of the Preferred Units, to the end that the provisions set forth in this Section 3.01(e) (including provisions with respect to changes in and other adjustments of the Conversion Price of the Preferred Units) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Units.

(ix)   Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3.01(e), the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Preferred Member a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any Preferred Member (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such Member a certificate setting forth (a) the Conversion Price of the Preferred Units then in effect and (b) the number of Class A Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Units.

(x)   Upon either (a) the closing of the sale of securities to the public in a firm-commitment underwritten public offering resulting in gross proceeds to the Company ("**IPO**"), or (b) as specified by written consent of the Preferred Members holding a majority of the Preferred

Units (the time of such closing or the date and time of such written consent is referred to herein as the "**Mandatory Conversion Time**"), all outstanding Preferred Units shall automatically be converted into Class A Units, at the applicable ratio described in Section 3.01(e)(i) as the same may be adjusted from time to time in accordance with Section 3.01(e).

(xi)   The Preferred Members shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all Preferred Units. Unless otherwise provided herein, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each Preferred Member shall surrender all Unit Certificates, if any, for such Preferred Units to be converted along with a written instrument of transfer, in form reasonably satisfactory to the Management Committee, duly executed by the Preferred Member. All rights with respect to the Preferred Units converted, including the rights, if any, to receive notices (other than as a holder of Class A Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender Units Certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their Unit Certificates therefor, to receive the items provided for in the next sentence. The Company shall, as soon as practicable after the Mandatory Conversion Time, (a) recompute each Member's Percentage Interest in the Company after such conversion and shall update Exhibit "A" to reflect such conversion and, if applicable, issue and deliver to the Preferred Members a Unit Certificate for the number of Class A Units issuable upon such conversion in accordance with the provisions hereof, and (b) pay in cash such amount as provided in Section 3.01(e)(ii) in lieu of any fraction of a Class A Unit otherwise issuable upon such conversion.

(xii)   Upon the issuance of any Units pursuant to this Section 3.01(e), the Management Committee shall make any adjustments to the Capital Accounts of the Members as determined by the Management Committee in its sole discretion to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

(f)   A single Person may hold more than one Series of Units and when referred to in its capacity as the holder of a specific Series (or subseries) of Units such Person shall be treated as a separate Member with respect to the applicable Series (or subseries) of Units, as applicable.

(g)   No Interest. No interest shall be paid on any Capital Contributions or Capital Account balance of any Member.

(h)   No Deficit Make-Up. No Member shall be obligated to the Company or to any other Member solely because of a deficit balance in such Member's Capital Account.

(i)   Withdrawal and Return of Capital. Except as otherwise expressly provided herein, no Member shall have the right to withdraw capital from the Company or to receive any distribution of or return on such Member's Capital Contributions.

(j)   Unit Certificates. In the discretion of the Management Committee, the Units may be represented by certificates ("**Unit Certificates**"), but in the absence of any determination by the Management Committee to the contrary such Units shall be uncertificated. Unit Certificates shall be in such form as is approved by the Management Committee.

Section III.2 Capital Accounts.

The Company shall establish and maintain a separate capital account ("**Capital Account**") for each Member in accordance with Exhibit A attached hereto.

Section III.3 Initial Capital Contributions.

Initial capital contributions of Members shall be made in cash and/or property, as may be permitted by the Management Committee.

Section III.4 Additional Capital Contribution.

Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial capital contribution, if any. If additional capital contributions are deemed necessary by the Management Committee, the Management Committee may, in its sole discretion, decide to contribute the additional capital, lend the Company the additional funds, sell additional equity in the Company or borrow funds.

Section III.5 Admission of Additional Members; Creation of Additional Interests.

The Management Committee shall have the right, in its sole discretion, to admit additional Members to the Company and to cause the Company to issue additional Units or to create new classes or series of interests for the newly-admitted Members that may be superior, equal or subordinated to the interests held by the existing Members. In connection with any such admission, this Agreement shall be amended as necessary by the Management Committee to reflect each such new class or series of interests.

Section III.6 Provisions Related to Capital Accounts.

Except as otherwise expressly provided in this Agreement: (a) neither the Company nor the Management Committee guarantees any Member a return of its capital contribution or any interest thereon, (b) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units at any time, (c) no Member shall have any power or right to demand or receive any property or cash at any time from the Company and (d) no Member shall have any priority over any other Member as to the return of its capital contribution(s).

Section III.7 Preemptive Rights.

The Company shall, prior to the sale of any equity securities, other than as one or more of the Excluded Issuances, offer to each Major Unitholder (except for Series A-2 Preferred Unitholders) by written notice (the "**Initial Offer**") the right, for a period of fifteen (15) days (the "**Initial Offer Period**"), to purchase at an amount equal to the price for which such securities are to be issued, any or all of that number of such securities as shall be equal to the aggregate offered securities multiplied by a fraction, the numerator of which is the number of units then owned by such Major Unitholder (except for Series A-2 Preferred Unitholders) and the denominator of which is the aggregate number of Units then outstanding determined on a fully-diluted basis. The Initial Offer shall describe the securities proposed to be issued by the Company and shall specify the number, price and payment terms. Each Major Unitholder (except for Series A-2 Preferred Unitsholders) may accept the Initial Offer as to the full number of securities available to it or any lesser number, by written notice thereof given by it to the Company prior to the expiration of the Initial Offer Period, in which event the Company shall sell and each such Major Unitholder (except for Series A-2 Preferred Unitholders) shall purchase, upon the specified terms, that number of securities agreed to be purchased by the Major Unitholder (except for Series A-2 Preferred Unitholders), at such time that the Company sells the securities described in the Initial Offer to a third party. The Company shall be free at any time prior to One Hundred and Twenty (120) days after the date of the Initial Offer, to sell to any third party the remainder of such securities at a price and on payment terms no less favorable to the Company than those specified in the Initial Offer. However, if such third party sale is not consummated within such One Hundred and Twenty (120) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 3.07. The preemptive rights granted pursuant to this Section 3.07 shall not apply to and shall terminate and be of no further force and effect upon a Sale of the Company or an IPO.

Section III.8 Liability of Members; Ability to Bind the Company.

(a)   No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's capital contribution.

(b)   A Member's interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

(c)   Unless otherwise provided herein, no Member, other than the Managers, acting in their capacity as such, shall have the right to act for or on behalf of or otherwise bind the Company.

ARTICLE IV.
ALLOCATIONS OF PROFIT AND LOSS; SPECIAL ALLOCATIONS,
DISTRIBUTIONS; TAX ALLOCATIONS

Section IV.1 Allocation of Profits and Losses.

After giving effect to the special allocations set forth in Exhibit A, attached hereto, Profits and Losses (as defined in Exhibit A) for any Fiscal Year (or portion thereof) shall be allocated to the Members *pro rata* in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 8.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value (as defined in Exhibit A hereto), all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 8.02 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain (as defined in Exhibit A hereto) and Member Nonrecourse Debt Minimum Gain (as defined in Exhibit A hereto), computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Management Committee may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this

Agreement, taking into account such facts and circumstances as it deems necessary for this purpose.

Section IV.2 <u>Distributions of Cash to the Members (other than on a liquidation of the Company)</u>.

Cash Available for Distribution will be distributed by the Company to the Members at such times and in such amounts as the Management Committee determines, as follows:

(a)   At any time there are Class C Units outstanding:

(i)   First, to each Class A Member and each Preferred Member, an amount equal to the excess, if any, of (x) such Member's aggregate Capital Contributions to the Company, over (y) aggregate distributions to such Member under this <u>Section 4.02(a)(i)</u> and <u>Section 4.02(b)(i)</u> for all prior Fiscal Periods;

(ii)   Second, to each Member of the Company prior to the grant of Class C Units (each Series of Class C Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.) in proportion to and to the extent of the excess, if any, of (x) that portion of each such Member's positive Capital Account balances attributable solely to Capital Account step-ups that are required as a result of the Threshold Value determination with respect to each Member prior to the issuance by the Company of Class C Units (each Series of Class C Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.), over (y) all distributions to such Member under this <u>Section 4.02(a)(i)</u> and <u>Section 4.03</u> for all prior Fiscal Years; and

(iii)   Thereafter, the remainder, if any, to the Members in accordance with their Percentage Interests;

provided, *however*, that the Management Committee shall adjust the amount of distributions under this <u>Section 4.02(a)</u> if and to the extent the Management Committee determines, in their sole discretion, that such adjustments are necessary and appropriate so that (i) Class C Members do not participate in the value of the Company in respect of Class C Units granted to such Class C Members prior to the date such Class C Units were granted and (ii) the Class C Units are treated as "profits interests" under U.S. federal income tax law.

(b)   At any time there are no Class C Units outstanding,

(i)   First, to each Class A Member and each Preferred Member, an amount equal to the excess, if any, of (x) such Member's total cash capital contributions to the Company, over (y) distributions to such Member under <u>Sections 4.02(a)(i)</u> and this <u>Section 4.02(b)(i)</u> for all prior Fiscal Periods; and

(ii)   Thereafter, the remainder, if any, to the Members in accordance with their Percentage Interests.

Section IV.3   <u>Liquidating Distributions</u>.   Liquidating distributions shall be made in accordance with <u>Section 8.02(b)(iii)</u>.

Section IV.4 <u>Tax Distributions</u>.

As soon as conveniently possible after the end of each calendar year of the Company, and after all Cash Available for Distribution has been distributed to the Members under <u>Section 4.02</u> for the Fiscal Year (but in no event sooner than the time the Company's tax preparer has determined the income, gains, deductions, losses and credits of the Company with reasonable accuracy), Cash Available for Distribution shall be distributed to each Member in proportion to and to the extent of the excess, if any, of (a) such Member's Presumed Company Tax Liabilities (as defined below) for the current Fiscal Year over (b) distributions to such Member under <u>Section 4.02</u> and this <u>Section 4.03</u> for that Fiscal Year. Notwithstanding anything to the contrary contained herein, no distribution shall be made to the Members in respect of the Members' Presumed Company Tax Liabilities in respect of the liquidation of the Company. Furthermore, the Company shall not be obligated to make distributions in excess of Cash Available for Distribution in any Fiscal Year and shall have no accruing obligation for any Presumed Company Tax Liabilities for which distributions are not made under this <u>Section 4.03</u> for any prior fiscal periods. "**Presumed Company Tax Liability**" shall, as to each Fiscal Year, be deemed to be equal to the product of (i) the excess, if any, of the cumulative amount of the items of Company income and gain reported or reportable on the Members' Schedules K-1 (IRS Form 1065) with respect to the Company over the sum of the Company items of deduction and loss reported or reportable on such Members' Schedules K-1 with respect to the Company, and (ii) 40%, less all previous years' Presumed Company Tax Liabilities. A Member's Presumed Company Tax Liability shall be reduced, dollar for dollar, for any tax credits allocable to such Member from the Company. Any distributions under this <u>Section 4.03</u> shall be treated as an advance of distributions under <u>Section 4.02</u> and <u>Section 8.02</u>.

Section IV.5 <u>Withholding</u>.

All amounts withheld by the Company pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to <u>Section 4.02</u> or <u>Section 8.02</u>, as applicable.

ARTICLE V.
MANAGEMENT OF THE COMPANY

Section V.1 <u>Management of the Company</u>.

The business and affairs of the Company, including the ability of the Company to raise funds, either by debt or equity issuance, the appointment of, and delegation of authority to, officers and the management of subsidiaries, shall be managed by a Management Committee. The Class B Member will elect (and remove) each Manager on the Management Committee. All actions, decisions, determinations, designations, directions, appointments, consents, approvals, selections and the like (each, an "**Action**") to be taken, made, or given by the Company and/or with respect to the Company, and/or with respect to the management of all Company affairs, may be taken, made, or given by the written consent of the Manager or Managers representing a majority of the Percentage Interests (calculated by including in the denominator solely the Units owned by the Managers). All Actions taken by the Management Committee shall be controlling and binding upon the Company and its Members.

Section V.2 Title to Property.

Title to all property of the Company shall be in the name of the Company or, if required by law, in the name of a Manager, acting on behalf of the Company.

Section V.3 Liability for Certain Acts.

(a)   The Management Committee and each Manager (each, an "**Indemnified Party**") shall perform its, his or her duties in good faith, in a manner reasonably believed to be in the best interests of the Company, and with such care as an ordinary, prudent person in a like position would use under similar circumstances. The Indemnified Party, if it, he or she so performs, shall not have any liability by reason of its, his or her management of the Company. The Indemnified Party does not, in any way, guarantee the return of any Member's capital contributions or a profit for the Members from the operations of the Company. The Indemnified Party shall not be liable to the Company or to any Member by reason of any act, omission, or alleged act or omission arising out of any of such Indemnified Party's activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03 shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(b)   The Company shall indemnify and hold the Indemnified Party harmless from and against any claim, loss, expense, damage or injury suffered or sustained by them (including, but not limited to, any judgment, award, settlement, attorney's fees, and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding, or claim) (i) related to, or arising out of, any claim that the Indemnified Party is liable for any debt, obligation or liability of the Company or is directly or indirectly required to make any payments in respect thereof or in connection therewith, and (ii) by reason of any act, omission, or alleged act or omission, arising out of the Indemnified Party's activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03(b) shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(c)   The Indemnified Party under paragraph (a) or (b) of this Section 5.03 shall give each indemnifying party notice of any losses, claims, damages, and liabilities subject to the indemnity within thirty (30) days after the Indemnified Party has received actual notice thereof. The indemnifying party or parties shall be entitled to participate in or direct the defense of any action in connection with the reported losses, claims, damages, and liabilities, provided that counsel, reasonably satisfactory to the Indemnified Party, is employed. An indemnifying party shall not be liable to an Indemnified Party in respect of settlements effected by the Indemnified Party without the written consent of such indemnifying party.

(d)   The Company shall pay in advance any legal or other expenses incurred in investigating or defending against any loss, claim, damage or liability which may be subject to indemnification under this Section 5.03, upon receipt of an undertaking from the Indemnified Party on whose behalf such expenses are paid to repay such amount if it shall ultimately be determined in a final, non-appealable judgment handed down from a court with applicable jurisdiction that such Indemnified Party is not entitled to be indemnified by the Company pursuant to Section 5.03(b) hereof. The Management Committee may cause the Company to purchase insurance, to the extent available at reasonable cost, to cover losses, claims, damages or liabilities subject to indemnification under Section 5.03.

ARTICLE VI.
RECORDS, FISCAL YEAR, ACCOUNTING MATTERS,
TAX MATTERS MEMBER

Section VI.1 Maintenance of Records.

The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement and shall make the records and accounts available for inspection and copying by any Class A Member or Class B Member or its authorized representative at all reasonable times. The Profits Members shall have no right to review the Company's records and accounts at any time.

Section VI.2 Fiscal Year.

The Company's fiscal year (the "**Fiscal Year**") shall end on June 30th.

Section VI.3 Accounting.

The Company shall prepare its financial statements and tax returns in accordance with generally accepted United States financial and tax accounting principles.

Section VI.4 Income Tax Information.

The Partnership Representative (as that term is defined in Section 6.05 below) shall cause income tax returns for the Company to be prepared for the Company and filed with the appropriate authorities, making any elections available or required in connection therewith, and shall furnish to the other Members within a reasonable period after the close of the taxable year of the Company, all tax information with respect to the Company as may be required by the other Members for the preparation of any separate tax return which they may be required to file.

Section VI.5 Partnership Representative.

The Company's Partnership Representative as defined in the Partnership Audit Rules, will be the Shari Noonan or such other individual as may be so designated by the Management Committee. Promptly following the written request of the Partnership Representative, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Partnership Representative for all reasonable, documented, out-of-pocket expenses, including reasonable legal and accounting fees, claims, liabilities, losses, and damages incurred by the Partnership Representative (in its capacity as such) in connection with any administration or judicial proceedings (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Members in connection with the operations of the Company. The provisions of this Section 6.05 shall survive the termination of the Company or the termination of any membership herein and shall remain binding on the members and their successors and assigns for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members (relating to the operations of the Company).

Section VI.6   <u>Basic Financial Information</u>. The Company will furnish to each Preferred Member (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, within one hundred twenty (120) days after the end of each fiscal year and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, within forty five (45) days of the end of each fiscal quarter. The Company's obligation under this Section 6.06 will terminate upon the closing of an IPO.


ARTICLE VII.
TRANSFERS


Section VII.1   <u>Restrictions on Transfer</u>.

(a)   <u>General</u>. Other than Family Transfers, as defined below, which are expressly permitted, and Prohibited Transfers, which are expressly prohibited, no Member may sell, assign, transfer, give, hypothecate, pledge or otherwise encumber (each, a "**Transfer**"), directly or indirectly, or by operation of law or otherwise, any direct or indirect interest in the Company without first complying with the provisions of this Article VII and obtaining the prior written consent of the Management Committee, which may be granted or withheld in its sole and absolute discretion. Any Transfer of any interest in the Company in contravention of this Article VII shall be null and void and shall be deemed a material breach of, and a default under, this Agreement, and the Company and other Members shall have all the rights and remedies available under this Agreement. For the purposes hereof, a "**Family Transfer**" shall mean any Transfer by a Member to a child, stepchild, grandchild, parent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships (each, a "**Family Member**"), a trust in which any such Family Members (or such Member) have more than fifty percent (50%) of the beneficial interest, a foundation or not-for-profit organization in which any such Family Members (or such Member) control the management of assets, and any other entity in which any such Family Members (or such Member) own more than fifty percent (50%) of the voting interests, provided in all instances that any consent rights provided herein remain with the transferor Member and each transferee will be an Assignee for all purposes hereunder. In the event of a Family Transfer to a Family Member who, as the result of a divorce, ceases to be a Family Member, the Transferred Units shall automatically, without notice or action, lose all voting and/or consent rights and such interest will be subject to buy-back pursuant to Section 7.06. Notwithstanding the above, Class C Units are not transferable.

(b)   Opinions of Counsel. As a condition to granting the consent described in Section 7.01(a), the Management Committee may, but is not required to, request that the transferring Member provide an opinion of counsel, acceptable to the remaining Members, that such Transfer (i) does not require registration or other qualification under the Securities Act, (ii) does not require registration or other qualification under applicable state securities laws, (iii) does not violate any state securities or "Blue Sky" laws (including any investment suitability standards) applicable to the Company or to the interest to be transferred, (iv) does not result in the Company being treated as an association taxable as a corporation, or otherwise as an entity not taxable as a partnership for federal income tax purposes, (v) does not result in the Company being treated as a "publicly traded partnership" as such term is defined in Code Section 7704 and the Treasury Regulations promulgated thereunder, and (vi) does not, directly or indirectly, result in a termination of the Company under Code Section 708(b)(1)(B).

Section VII.2   Right of First Refusal.

In the event a Member desires to Transfer or receives a bona fide written offer (an "**Offer**") to purchase, all or any portion of his, her or its Units, that Member (the "**Transferring Member**") shall first offer all such Units to the Company, and then to the Major Unitholders, in the manner provided in this Section 7.02.

(a)   General. Upon receipt of the Offer or upon the Transferring Member's decision to Transfer Units, the Transferring Member shall send to the Company and the Major Unitholders written notice (the "**Notice of Transfer**") describing the Units to be Transferred (the "**Offered Units**"), the name, address and relationship to the Transferring Member, if any, of each proposed purchaser or other transferee (the "**Proposed Transferee**"), and the bona fide cash price or, in reasonable detail, other consideration, per Unit for which the Transferring Member proposes to Transfer such Offered Units (the "**Offered Price**"). The Notice of Transfer shall be accompanied by a copy of the Offer, if any.

(b)   The Company's and Major Unitholders' Right of First Refusal. With respect to any Transfer by a Transferring Member under this Section 7.02, the Company and the Major Unitholders shall have the right of first refusal to purchase all or part of the Offered Units, exercisable as set forth in Section 7.02(c) and Section 7.02(d) below (the "**Right of First Refusal**").

(c)   The Company's Right of First Refusal. The Company shall have the opportunity to purchase all or any part of the Offered Units. The Company's Right of First Refusal may be exercised as follows:

(i)   If the Company desires to purchase all or any part of the Offered Units, the Company must, within fifteen (15) days (the "**Company Refusal Period**") of the date of the Notice of Transfer, give written notice (the "**Company Election Notice**") to the Transferring Member and the Major Unitholders of the Company's election to (i) purchase some or all of the Offered Units or (ii) waive its right to purchase any of the Offered Units. A failure by the Company to exercise its Right of First Refusal within the Company Refusal Period or the failure by the Company to deliver a Company Election Notice, shall be deemed a waiver of such Right of First Refusal.

(d)   Exercise of the Major Unitholders' Right of First Refusal. In the event the Company does not purchase all of the Offered Units, each Major Unitholder shall have the opportunity to purchase its pro rata share of the Offered Units. For purpose of this Section 7.02(d), a Major Unitholder's pro rata share shall be equal to a fraction, the numerator of which is the total number of Units held by such Major Unitholder and the denominator of which is the total number of Units held by all Major Unitholders.

(i)   If any Major Unitholder desires to purchase its pro rata share of the Offered Units (each, a "**Participating Member**"), such Participating Member must, within the fifteen (15) day period (the "**Purchaser Refusal Period**") commencing on the expiration of the Company Refusal Period, give written notice (the "**Purchaser Notice**") to the Transferring Member, the other Major Unitholders and to the Company of such Participating Member's election to purchase its share of the Offered Units. In the event that any Major Unitholder elects not to purchase such Major Unitholder's entire share of the Offered Units, such Major Unitholder shall, prior to the expiration of the Purchaser Refusal Period, give written notice (the "**Purchaser Expiration Notice**") to the Transferring Member, the other Major Unitholders and to the Company that the Major Unitholder is waiving such Major Unitholder's right to purchase all or a portion of its share of the Offered Units (the "**Waived Units**") under this Section 7.02(d). In the event any Major Unitholder elects not to purchase its full share of the Offered Units, each other Participating Member shall have the opportunity to purchase its pro rata share of the Waived Units. For purposes of this Section 7.02(d)(i), a Participating Member's pro rata share shall be equal to a fraction, the numerator of which is the total number of Units held by such Participating Member and the denominator of which is the total number of Units held by all Participating Members. A failure by a Major Unitholder to exercise such Major Unitholder's Right of First Refusal within the Purchaser Refusal Period, or to deliver a Purchaser's Expiration Notice, shall be deemed a waiver of such Right of First Refusal.

(e)   Purchase Price. The purchase price for the Offered Units to be purchased by the Company or the Participating Members exercising any Right of First Refusal under this Agreement will be the Offered Price, but will be payable as set forth in Section 7.02(f). If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Management Committee in good faith, which determination will be binding upon the Company and the Members absent fraud or error.

(f)   Payment. Payment of the purchase price for the Offered Units purchased by the Company or a Participating Member exercising the Right of First Refusal will be made by the thirtieth (30th) day after the expiration of the Purchaser Refusal Period. Payment of the purchase price will be made by the exercising Company or Participating Member by check or wire transfer of immediately available funds to the Transferring Member.

(g)   Rights as a Member. If the Company or Participating Members exercise their respective Rights of First Refusal to purchase the Offered Units, then, upon consummation of such purchase, the Transferring Member will have no further rights as a holder of the Offered Units, except the right to receive payment for the Offered Units from the Company or the Participating Members, as applicable, in accordance with the terms of this Agreement.

(h)   Transferring Member's Right to Transfer. If the Company or the Major Unitholders have not elected to purchase all of the Offered Units, then the Transferring Member may, subject to the Major Unitholder's Co-Sale Right, described in Section 7.03, Transfer that portion of the remaining Offered Units permitted to be Transferred by the Transferring Member to the Proposed Transferee at the Offered Price or at a higher price, provided that such Transfer (i) is consummated within sixty (60) days after the expiration of the Purchaser Refusal Period and (ii) is in accordance with all of the terms of this Agreement. Any proposed Transfer on terms and conditions more favorable than those described in the Notice of Transfer, as well as Offered Units not sold within such sixty (60) day period shall again be subject to this Agreement and shall require full compliance by the Transferring Member with the procedures in this Agreement.

(i)   In the event of a Transfer in compliance with this Article VII, the transferee shall (i) become a substituted Member and shall succeed proportionately to the Capital Account of its transferor (and its transferor shall be relieved of further obligations under this Agreement) and (ii) succeed to all the rights and be subject to all the obligations of the Member for which it was substituted, in both cases, only upon compliance with the following additional conditions:

(A)   the Proposed Transferee shall have executed an Instrument of Adherence to this Agreement, and shall have executed such other instruments as the Management Committee may reasonably deem necessary or desirable to admit such transferee as a substituted Member and to evidence such substituted Member's agreement to be bound by and to comply with the terms and provisions hereof; and

(B)   the transferor shall have paid or caused to have been paid to the Company all of the Company's reasonable expenses connected with such Transfer and substitution (including, but not limited to, the reasonable legal and accounting expenses incurred by the Company).

Section VII.3   Right of Co-Sale.

(a)   To the extent that there remain any Offered Units, in connection with the Transferring Member's right to sell such Units pursuant to Section 7.02(h) (other than in the event of a Company Sale under Section 7.04), the Major Unitholders shall have the right to elect to sell the pro rata share of their Units along with the Transferring Member on the same terms and conditions (the "**Right of Co-Sale**"); *however*, to the extent the aggregate number of Units that the Major Unitholders desire to sell (as evidenced in written notices delivered to the Transferring Member) exceeds the number of Units the transferee is willing to acquire, the number of Units that the Transferring Member and the Major Unitholders can sell will be proportionately reduced to the number that, in total, represents the number of Units the transferee is willing to acquire. In order to exercise its rights hereunder, the Major Unitholders must provide written notice to the Transferring Member, with a copy to the Company, within ten (10) days after expiration of the Purchaser Refusal Period (the "**Co-Sale Period**").

(b)   Subject to compliance with applicable state and Federal securities laws, the sale of the Units by the Transferring Member and the Major Unitholders exercising their Rights of Co-Sale shall occur by the later of (i) the period described in Section 7.02(h) for the sale; and (ii) ten days after expiration of the Co-Sale Period (the "**Co-Sale Closing**"). If any Major Unitholders exercised the Right of Co-Sale in accordance with this Section 7.03, then such Major Unitholders shall deliver to the Transferring Member at or before the Co-Sale Closing, one or more certificates, properly endorsed for Transfer, representing the number of Class A Units to which the Major Unitholder is entitled to sell pursuant to this Section 7.03. At the Co-Sale Closing, the Transferring Member shall cause such certificates or other instruments to be Transferred and delivered to the transferee pursuant to the terms and conditions specified in the Notice of Transfer, and the Transferring Member will remit, or will cause to be remitted, to each Major Unitholder, that portion of the proceeds of the Transfer to which such Major Unitholder is entitled hereunder.

(c)   The right of Co-Sale granted pursuant to this Section 7.03 shall terminate and be of no further force and effect immediately following a Sale of the Company, *provided that* such Sale of the Company consists of a sale of (A) all of the Units (including a sale of all of the Units by a merger or consolidation of the Company that constitutes a Sale of the Company) or (B) all or substantially all of the assets of the Company on a consolidated basis.

Section VII.4   Drag Along Right.

(a)   If the Management Committee approves a transaction that will result in a Sale of the Company, then the Company and each of the Members agree to do each of the following:

(i)   cooperate in good faith to cause and effectuate the Sale of the Company;

(ii)   execute and deliver (or cause to be executed and delivered) (1) any purchase agreement or other documentation requested by the Management Committee, including by (x) joining with the other Members (based on the amount by which each Member's share of the aggregate proceeds paid with respect to its Units would have been reduced had the aggregate proceeds available for distribution to such Members been reduced by the amount of such obligation) in respect of any purchase price adjustment, escrow, holdback, earn-out or indemnification obligations (other than any such obligations that relate solely to a particular Member) and (y) making, and being solely liable for, individual representations and warranties relating to such Member's ownership and authority to sell, free of liens, claims and encumbrances, such Member's Units proposed to be sold by such Member, and (2) all of such Member's Units, together with one or more duly completed and executed stock powers, letters of transmittal or other applicable instruments of transfer;

(iii)   consent to and raise no objections against such Sale of the Company;

(iv)   without limiting the generality of the foregoing, waive any dissenters' rights, appraisal rights or similar rights arising in connection with such Sale of the Company;

(v)   sell or exchange all Units of the Company then held by such Member at the price and pursuant to the terms and conditions of such Sale of the Company approved by the Management Committee; and

(vi)   bear its pro-rata share (based upon the aggregate consideration received in such Change of Control Transaction) of the costs of any such Sale of the Company to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party; provided, costs incurred by Members on their own behalf shall not be considered costs of the transaction hereunder.

(b) <u>Power of Attorney</u>. In order to secure the performance by each Member of such Member's obligations under this <u>Section 7.04</u>, each Member hereby appoints Shari Noonan as such Member's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of such Member's Units in favor of a Sale of the Company and such other matters as provided for in this <u>Section 7.04</u>. Shari Noonan may exercise the proxy and power of attorney granted to him hereunder by such Member at any time (and from time to time) if such Member fails to comply with its obligations under this <u>Section 7.04</u>. The proxy and power of attorney granted by such Member pursuant to this <u>Section 7.04(b)</u> are intended to secure an interest in property and, in addition, the obligations of each relevant Member under this Agreement, and shall be irrevocable and shall survive the death, incompetency, disability, bankruptcy or dissolution of such Member and any subsequent holder of such Member's Units. No Member shall grant any proxy or power of attorney or become party to any voting trust or other agreement (whether written or oral) that is inconsistent with, conflicts with or violates any provision of this <u>Section 7.04(b)</u>. Each Member agrees not to revoke the proxy or power of attorney granted by such Member pursuant to this <u>Section 7.04(b)</u>. Any attempted revocation by any Member of any proxy or power of attorney granted under this Agreement shall constitute a default by such Member hereunder and the Company shall be entitled to any right or remedy provided by law or equity in respect of such default, including the recovery from such Member of all costs and expenses (including attorney's fees) incurred by or on behalf of the Company as a result of such default, and the institution of an action for specific performance of such Member's obligations hereunder (it being understood that a remedy at law may be inadequate in respect of such default).

(c) Notwithstanding the foregoing, a Member will not be required to comply with this unless:

(i) the liability for indemnification, if any, of such Member in connection with the Sale of the Company and for the inaccuracy of any representations and warranties made by the Company in connection with such Sale of the Company, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), and is *pro rata* in proportion to the amount of consideration paid to such Member in connection with such Sale of the Company (determined based on the respective proceeds payable to each Member in connection with such Sale of the Company in accordance with <u>Section 8.02(b)(iii))</u>; and

(ii) liability shall be limited to such Member's applicable *pro rata* share of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale of the Company, except with respect to claims related to fraud by such Member, the liability for which need not be limited in amount.

Section VII.5   <u>Instrument of Adherence</u>.

No Member shall Transfer any Membership Interests to any Person who does not first execute the Instrument of Adherence. Any such transfer shall be void ab initio. In addition to the immediately preceding sentence, if any Transfer of Membership Interests is attempted contrary to the provisions of this Agreement, the Company and the non-transferring Members shall have the right to (i) purchase such Membership Interests from the Transferring Member or the Proposed Transferee; (ii) obtain a temporary and/or permanent injunction restraining such Transfer (no bond or other security shall be required in connection with such action); or (iii) refuse to recognize any purported transferee as a Member and may continue to treat the Transferring Member as a Member for all purposes, including, without limitation, for purposes of dividend and voting/consent rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

Section VII.6   Buyout on Certain Events.

(a)   Option to Purchase. Upon the occurrence of any of the following specified events (collectively the "**Triggering Events**", and singularly a "**Triggering Event**"), the Company shall have the option in its sole discretion to purchase ("**Purchase Option**"), and upon the exercise of such Purchase Option by the Company, the Affected Member shall have the obligation to sell and Transfer, all (and not less than all) of the Membership Interests owned by such Affected Member (the "**Purchase Interest**") as hereinafter provided:

(i)   in the case a Member has assigned all or part of his or her Membership Interest to his or her spouse, and such Member and his or her spouse divorce;

(ii)   in the case of a Member or an Assignee who is an individual owner, (A) the death of such Member or Assignee, (B) the termination of such Member's or Assignee's employment with the Company (unless otherwise provided in an employee agreement or profits units grant agreement), or (C) the Bankruptcy of such Member or Assignee;

(iii)   in the case of a Member or an Assignee who is a corporation, limited partnership, general partnership, limited liability company, or other entity, the death of the owner of 50% or more of the voting interests in such Member or Assignee or the Bankruptcy of such Member or Assignee; or

(iv)   in the case a court of competent jurisdiction orders a Member or Assignee to transfer all or any part of such Person's Membership Interest in the Company to any one or more third parties who is not a Member of the Company.

(b)   Notice, Option Period, and Exercise. For a period of one hundred eighty (180) days after the first to occur of (i) the Management Committee's discovery of the occurrence of a Triggering Event, or (ii) receipt by the Company from the Affected Member, or, upon the death or other termination of legal existence of such Affected Member, such Affected Member's personal representatives, heirs, successors, or assigns, of written notice of such Triggering Event (the "**Event Notice**," and such 180-day period, the "**Option Period**"), the Company may exercise the Purchase Option, as determined by the Management Committee in its sole discretion, to purchase the Purchase Interest from the Affected Member; otherwise such Purchase Option shall terminate. The Company may exercise its Purchase Option during the Option Period by providing written notice (the "**Exercise Notice**") to the Affected Member (or Affected Member's personal representatives, heirs, successors, or assigns, as appropriate) at such Affected Member's notice address prior to the expiration of the Option Period.

(c)   Purchase Price and Terms. The price to be paid for the Purchase Interest shall be the Buy-Out Value of such Purchase Interest. In any event of a purchase of a Purchase Interest under this Section 7.06, the purchase price shall be paid at the exclusive discretion of the Company either: (i) at closing, or (ii) one-fourth (1/4) at closing and the remainder in three (3) equal annual installments commencing one (1) year from the date of closing, with interest accrued on the outstanding principal balance to be paid with each such installment at a simple fixed rate equal to the "Prime Rate" as set forth in the Money Section of the Wall Street Journal on the date of closing, plus one percent (1%) (prepayment permitted without penalty). The deferred portion of the purchase price shall be evidenced by a non-negotiable promissory note from the Company and secured by a pledge of all the Purchase Interest purchased by such party. The note(s) and pledge(s) shall be in the form and substance approved by the Affected Member (or Affected Member's personal representatives, heirs, successors or assigns), which approval shall not be unreasonably withheld; *provided*, *however*, the note(s) shall provide that such note(s) may be pre-paid at any time without fee or penalty.

(d)   Closing. Within thirty (30) days after the final determination of the Buy-Out Value of the Purchase Interest, the seller of the Purchase Interest shall deliver documents to the Company sufficient to transfer the Purchase Interest to the Company against payment of the purchase price as set forth in Section 7.06(c) at the principal office of the Company. Such Purchase Interest must be delivered and transferred to the Company free from any and all liens, claims, and encumbrances. Upon the purchase of a Purchase Interest pursuant to this Section 7.06, the seller of such Purchase Interest shall no longer be a Member or an Assignee.

(a)   Effect of Occurrence of Triggering Event on Membership/Statement of Dissociation. Upon the occurrence of a Triggering Event, regardless of whether the Company exercises its Purchase Option, the Affected Member shall forever cease to be a Member of the Company and shall not have the power to exercise any of the rights of a Member of the Company, including the right to participate in the management and conduct of the Company's business (a "**Cessation of Membership**"). Upon such Cessation of Membership, such Affected Member shall be deemed to be an Assignee for all purposes hereunder.

ARTICLE VIII.
DISSOLUTION, LIQUIDATION AND TERMINATION

Section VIII.1   Events of Dissolution.

The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following:

(a)   the date that the Management Committee votes to dissolve the Company;

(b)   the entry of a decree of judicial dissolution with respect to the Company under the Act.

Section VIII.2   Procedures Upon Dissolution.

(a)   Winding Up. Upon the dissolution of the Company, the Company's business shall be liquidated in an orderly manner. The Management Committee shall determine which Company property shall be distributed in-kind and which Company property shall be liquidated. The liquidation of Company Property shall be carried out as promptly as is consistent with obtaining the Fair Market Value thereof.

(b)   Payments and Distributions. Company Property or the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order of priority, with no distribution being made in any category set forth below until each preceding category has been satisfied in full (collectively, the "**Final Distribution**"):

(i)   To the payment and discharge of all of the Company's debts and liabilities, including any debts and liabilities owed to any Member, and to the expenses of liquidation;

(ii)   To the establishment of reserves (which reserves, to the extent no longer needed by the Company, shall be distributed in accordance with the order of priority set forth in subsection (iii) below); and

(iii)   To the Members as follows:

A.   First, to each Preferred Member who continues to hold Preferred Units on the Final Distribution date, in proportion to its Capital Contributions, an amount equal to the excess, if any, of (x) each Preferred Member's aggregate Capital Contributions over (y) the sum of all distributions to such Preferred Member under Section 4.02(a)(i) and Section 4.02(b)(i) for all prior Fiscal Periods;

B.   Second, to each Class A Member, who continues to hold Class A Units on the Final Distribution date, in proportion to its Capital Contributions, an amount equal to the excess, if any, of (x) each Class A Member's aggregate Capital Contributions over (y) the sum of all distributions to such Class A Member under Section 4.02(a)(i) and Section 4.02(b)(i) for all prior Fiscal Periods.

C.   Second, to each Class A Member, Class B Member and Class C Member (prior to the grant of Class C Units--each Series of Class C Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…) in proportion to and to the extent of the excess, if any, of (x) that portion of each such Member's positive Capital Account balances attributable solely to capital account step-ups that are required as a result of issuances of Class C Units (each Series of Class C Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…), over (y) all distributions to such Member under Section 4.02(a)(ii) and this Section 8.02(b)(iii)(C) for all prior Fiscal Years; and

D.   Thereafter, all remaining proceeds shall be distributed among the Class A Members, Class B Member and Class C Members (but not the Preferred Members unless they convert their Preferred Units to Class A Units) in accordance with their Percentage Interest.

(c)	Immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Year of the Final Distribution (and the prior Years of the Company, provided the Company has not yet filed its U.S. federal income tax returns for such Years or is entitled to amend it returns for such Years) to the fullest extent permitted by Section 704(b) of the Code such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution.

(d)	Notwithstanding anything in the contrary in this Agreement, if after the Capital Account adjustments described in Section 8.02(c) hereof the Capital Accounts of the Members are not equal to their respective shares of the Final Distribution, the Company shall not make the Final Distribution and shall instead distribute the proceeds comprising the Final Distribution to the Members in accordance with their positive Capital Account balances (as adjusted per Section 8.02(c) hereof).

Section VIII.3 Distribution In-Kind. If the Management Committee determines that a portion of the Company Property should be distributed in-kind to the Members, it shall obtain an independent third-party appraisal of the Fair Market Value of each Company property as of a date reasonably close to the date of liquidation. Any unrealized appreciation or depreciation with respect to any property to be distributed in-kind shall be allocated *pro rata* among the Members (assuming that such Company Property was sold for the appraised value) and taken into consideration in determining the balance in the Members' Capital Accounts as of the date of the Final Distribution. Any distribution of property other than cash must be distributed *pro rata* among the Members in accordance with Section 8.02(b)(iii).

Section VIII.4 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the Property of the Company for the return of his or her Capital Contributions. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of one or more Members, such Member or Members shall have no recourse against any other Member

Section VIII.5	No Deficit Makeup Obligation.

Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any Adjusted Capital Account Deficit (as defined in Exhibit A hereto).

Section VIII.6	Termination.

Upon the dissolution and the completion of winding up of the Company, the Manager shall file a certificate of dissolution with the Office of the Secretary of State of Delaware in accordance with the Act to accomplish the cancellation of the certificate of formation.

ARTICLE IX.
MEMBER COVENANTS

Section IX.1 Member Covenants.

30

Each Member, in its capacity as such, may have access to, and may be involved in, the creation of plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company and Invention Ideas (as defined below), all of which are of vital importance to the success of the Company's business (collectively, "**Confidential Information**").

(a)   Non-Disclosure of Confidential Information.

The direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business. Thus, each Member covenants and agrees not to make any use of the Confidential Information except in the performance of its duties, if any, as a Member of the Company, and not to disclose the Confidential Information to third parties, without the prior written consent of the Company. Each Member's obligations under this Section 9.01(a) shall survive any termination of such Member's membership in the Company and shall be binding on such Member's transferees. Each Member agrees that, upon any termination of its membership in the Company, all Confidential Information in its possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) will be returned to the Company and will not be retained by such Member.

(b)   Invention Ideas.

Each Member may be responsible for or involved in the development of Invention Ideas. The term "**Invention Ideas**" means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by such Member alone or with others that relate at the time of conception or reduction to practice of the Invention Idea to the Company's business, or actual or demonstrably anticipated research or development of the Company. Each Member agrees that all Invention Ideas shall be considered "work made for hire" (as such term is defined in 17 U.S.101) and shall be the sole and exclusive property of the Company and each Member agrees to assign to the Company, without further consideration, such Member's entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company. Each Member will assist the Company (at its expense) in obtaining letters patent or other applicable registrations on such Invention Ideas and will execute all documents and do all other things (including testifying at the Company's expense), as may be reasonably required to obtain letters patent or other applicable registrations thereon.

Section IX.2 Other Agreements.

To the extent the subject matter of Section 9.01 is covered in other agreements to which the Member and Company are a party, including, but not limited to, non-compete agreements, non-disclosure agreements, employment agreements, consulting agreements and advisory board agreements, such other agreements shall control.

ARTICLE X.
MISCELLANEOUS

Section X.1   Partial Invalidity.

In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

Section X.2   Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and may be given by (a) certified mail, (b) fax, (c) national overnight delivery service, or (d) electronic mail (e-mail). Notice by certified mail or national overnight delivery service is effective on the earlier of five (5) days from being deposited for delivery or the date noted on the mail or courier receipt. Notice by fax and e-mail is effective when the sender receives confirmation that the fax was sent or that the e-mail was received. Notices shall be sent using the contact information provided by each Member.

Any Member shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such Member to the other Members.

Section X.3   Amendment.

Subject to Section 5.01, this Agreement may be modified or amended at any time upon the consent of the Management Committee, which shall be evidenced by the Management Committee executing a writing effecting such amendment.

Section X.4   Consents; Waivers.

No consent or waiver, express or implied, by the Company or any Member to or of any breach or default by any Member in the performance by such Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Member hereunder. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare the other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or the Member of the rights of the Company or such Member hereunder.

Section X.5   Choice of Law.

This Agreement and all rights and liabilities of the Members hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of Delaware.

Section X.6 Arbitration.

Any claim, action, dispute, controversy or disagreement (each, a "**Dispute**") between the parties hereto or any of their respective successors and assigns under or related to this

Agreement shall be governed exclusively and finally by arbitration. Such arbitration shall be conducted by the American Arbitration Association ("**AAA**") in the State of New York, County of New York, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration ("**Demand**"), except to the extent that such rules are inconsistent with the provisions set forth herein. The arbitration shall be conducted by a single arbitrator (the "**Arbitrator**") to be mutually selected by, and agreeable to, the parties. If the parties are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA. In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration. Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision. The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction. Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party's case. The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by the parties. Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys' fees to the prevailing party as determined by the Arbitrator.

Section X.7 Multiple Counterparts.

This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument.

Section X.8 Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

Section X.9   Benefit of Members.

Except as specifically otherwise provided in this Agreement, this Agreement is made exclusively for the benefit of the Members and no other party shall be entitled to any right, remedy or claim by reason of any provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement effective as of the date and year first above written.

_____

Shari Noonan

Instrument of Adherence

The undersigned, _____, in order to become the owner or holder of _____ [Class A Units] [Class C Units], [Series A Preferred Units], [Series A-1 Preferred Units] [Series A-2 Preferred Units] of Rialto Trading Holdings LLC, a Delaware limited liability company (the "**Company**"), hereby agrees to become a party to that certain Limited Liability Company Agreement of the Company (as amended, the "**Agreement**"), by and among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a [Class A Member] [Class C Member] [Preferred Member] (as defined in the Agreement) under the terms of the Agreement. This Instrument of Adherence shall take effect and shall become a part of said Agreement immediately upon execution by the undersigned hereto and delivery of notice to the Company relating hereto.

EXECUTED as a contract under seal as of the date set forth below:

Signature:_____

Name:_____

By:_____

Address:_____

_____

_____

Social Security No.:_____

Date:_____

EXHIBIT A
TO
RIALTO TRADING HOLDINGS LLC
LIMITED LIABILITY COMPANY AGREEMENT

TAX DEFINITIONS, CAPITAL ACCOUNTS
AND SPECIAL ALLOCATIONS

1. **Tax Definitions**.

"**Adjusted Capital Account Deficit**" means the deficit balance (if any) in a Member's Capital Account as of the end of any taxable year of the Company, after:

(a)   crediting to such Capital Account any amount which such Member is obligated to restore pursuant to this Agreement or is deemed obligated to restore pursuant to the minimum gain chargeback provisions of Treas. Reg. § 1.704-2(f) and (g), and

(b)   charging to such Capital Account any adjustments, allocations or distributions described in the qualified income offset provisions of Treas. Reg. § 1.704-1(b)(2)(ii) which are required to be charged to such Capital Account pursuant to this Agreement.

"**Company Minimum Gain**" means the amount determined in accordance with the principles of Treas. Reg. § 1.704-2(d) and 1.704-2(g).

"**Contributed Assets**" has the meaning set forth in Section 4(a) below.

"**Depreciation**" means, for each taxable year of the Company or other period, an amount equal to the depreciation allowable with respect to an asset for such taxable year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation with respect to such asset for such taxable year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income tax depreciation for such taxable year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Management Committee.

"**Gross Asset Value**" shall be determined as follows:

(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company subsequent to the date hereof shall be the Fair Market Value of such asset, as determined by the Management Committee;

(b)   the Gross Asset Value of all Company assets shall be adjusted to equal their respective Fair Market Values (taking Section 7701(g) of the Code into account) as determined by the Management Committee as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or in connection with the performance of services; (ii) the distribution by the

Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company, but only if, in the case of either (i) or (ii), the Management Committee reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company, (iii) the liquidation of the Company within the meaning of Treas. Reg. § 1.704-1(b)(ii)(g) and/or (iv) the forfeiture by a defaulting Member of its interest in the Company;

(c)   the Gross Asset Value of any Company asset distributed to any Member shall be the Fair Market Value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Management Committee;

(d)   the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Company assets pursuant to Section 732(d), Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-l(b)(2)(iv)(m) and 1.704-1(b)(2)(iv)(f); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the Management Committee determines that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d);

(e)   if the Gross Asset Value of any Company asset has been determined or adjusted pursuant to subsection (a), (b), (c) or (d) of this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation that would be taken into account with respect to such asset for purposes of computing gains or losses from the disposition of such asset; and

(f)   the Gross Asset Value of any Company asset that was not contributed by a Member means the adjusted basis of such Company asset for federal income tax purposes.

"Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" as set forth in Treas. Reg. § 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with the provisions of Treas. Reg. § 1.704-2(i)(3) relating to "member nonrecourse debt minimum gain".

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" as set forth in Treas. Reg. § 1.704-2(i)(1) and 1.704-2(i)(2).

"Nonrecourse Deductions" has the meaning set forth in Treas. Reg. § 1.704-2(b)(1).

"Profits" and **"Losses"** shall mean, for each taxable year of the Company or other period, an amount equal to the Company's taxable income or loss, as the case may be, for such taxable year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss and deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this subparagraph shall be added to such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treas. Reg. § 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss; for purposes of this Agreement, any deduction for a loss on a sale or exchange of Company property that is disallowed to the Company under Section 267(a)(1) or Section 707(b) of the Code shall be treated as a Section 705(a)(2)(B) of the Code expenditure.

(c)   in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition thereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)   gain or loss resulting from the disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)   in lieu of the Depreciation taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year of the Company or other period, computed in accordance with the definition thereof;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required, pursuant to Treas. Reg. § 1.704-l(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 3 below shall not be taken into account in computing Profits and Losses.

Regulations" or **"Treas. Reg."** shall mean a regulation issued by the United States Treasury Department and relating to matters arising under the Code.

"Regulatory Allocations" has the meaning set forth in Section 3(i) below.

2.   **Capital Accounts**.

(a)   The Company shall establish and maintain a Capital Account for each Member in accordance with Treasury Regulations Section 1.704-1(b)(iv). Except as provided in this Section 2, the Capital Account of each Member shall be (i) increased by (A) the amount of cash and the

Gross Asset Value of any property contributed to the Company by such Member (net of liabilities secured by the property or to which the property is subject that the Company is considered to assume or take subject to pursuant to Section 752 of the Code), (B) Profits and any other items of income and gain allocated to such Member, (C) Threshold Value, whether for the Company, allocable to the Capital Accounts of Members immediately prior to the issuance of Profits Units and (ii) decreased by (A) the amount of cash and the Gross Asset Value of any property distributed to such Member (net of liabilities secured by the property or to which the property is subject that such Member is considered to assume or take subject to pursuant to Section 752 of the Code) and (B) the Losses and any other items of deduction and loss allocated to such Member, and (iii) otherwise maintained in accordance with Treas. Reg. § 1.704-1(b)(2)(iv) in order for the allocation of Profits and Losses to have "substantial economic effect" in accordance with Treas. Reg. § 1.704-1(b)(2).

(b)   For purposes of this Section 2, (i) an assumption of a Member's unsecured liability by the Company shall be treated as a distribution of money to that Member and (ii) an assumption of the Company's unsecured liability by a Member shall be treated as a cash contribution to the Company by that Member.

(c)   In the event of a contribution of money or other property to the Company (other than a contribution made ratably by all existing Members), an issuance of an interest in the Company in connection with the performance of services or the forfeiture by a Member of its interest in the Company, then the Capital Accounts for the Members shall be adjusted in respect of the hypothetical "book" gain or loss that would have been realized by the Company if all Company assets had been sold for their Gross Asset Values in a cash sale.

(d)   In the event that Company assets other than money are distributed to a Member in liquidation of the Company, or in the event that assets of the Company other than money are distributed to a Member in kind, in order to reflect unrealized gain or loss, Capital Accounts for the Members shall be adjusted in respect of the hypothetical "book" gain or loss that would have been realized by the Company if the distributed assets had been sold for their Gross Asset Values in a cash sale. In the event of the liquidation of a Member's interest, in order to reflect unrealized gain or loss, Capital Accounts for the Members shall be adjusted in respect of the hypothetical "book" gain or loss that would have been realized by the Company if all Company assets had been sold for their Gross Asset Values in a cash sale.

(e)   If Company property is reflected on the books of the Company at a book value that differs from the adjusted tax basis of such property, the Members' Capital Accounts shall be adjusted in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(g) for allocations of Depreciation, with respect to such property.

(f)   Upon any transfer of all or part of an interest in the Company, as permitted by this Agreement, the Capital Account (or portion thereof) of the transferor that is attributable to the transferred interest (or portion thereof) shall carry over to the transferee.

(g)   The foregoing provisions of this Section 2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treas. Reg. § 1.704-1 and 1.704-2 and shall be interpreted and applied in a manner consistent with such

Regulations and any amendment or successor provision thereto. The Management Committee shall cause appropriate modifications to be made if unanticipated events might otherwise cause this Agreement not to comply with such Regulations, so long as such modifications do not cause a material change in the relative economic benefit of the Members under this Agreement

3. **Special Tax Allocations**. The following special allocations shall be made in the following order:

(a) **Minimum Gain Chargeback**. Subject to the exceptions set forth in Treas. Reg. § 1.704-2(f), if there is a net decrease in Company Minimum Gain during a taxable year of the Company, each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such taxable year (which share of such net decrease shall be determined under Treas. Reg. § 1.7042(g)(2)). It is intended that this Section 3(a) shall constitute a "minimum gain chargeback" as provided by Treas. Reg. § 1.704-2(f) and shall be interpreted consistently therewith.

(b) **Member Nonrecourse Debt Minimum Gain Chargeback**. Subject to the exceptions contained in Treas. Reg. § 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during a taxable year of the Company, any Member with a share of such Member Nonrecourse Debt Minimum Gain (determined in accordance with Treas. Reg. § 1.704-2(i)(5)) as of the beginning of such taxable year shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain (which share of such net decrease shall be determined under Treas. Reg. § 1.704-2(i)(4) and 1.704-2(j)(2)). It is intended that this Section 3(b) shall constitute a "member nonrecourse debt minimum gain chargeback" as provided by Treas. Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) **Qualified Income Offset**. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), or 1.704-l(b)(2)(ii)(d)(6) (modified as appropriate, by Treas. Reg. § 1.704-2(g)(1) and 1.704-2(i)(5)), items of Company income and gain for such taxable year shall be specially allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 3(c) shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations have been tentatively made as if this Section 3(c) were not in this Exhibit A.

(d) **Gross Income Allocations**. To the extent required by the Regulations, in the event a Member has a deficit balance in its Capital Account at the end of any taxable year of the Company in excess of the sum of (A) the amount such Member is required to restore pursuant to the provisions of this Agreement, if any, and (B) the amount such Member is deemed obligated to restore pursuant to Treas. Reg. § 1.704-2(g) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3(d) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations have been tentatively made as if this Section 3(d) were not in this Exhibit A.

(e) **Nonrecourse Deductions**. Any Nonrecourse Deductions shall be allocated to the Members in the same manner as Losses are allocated pursuant to Section 4.01 of this Agreement.

(f) **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions shall be allocated to the Member that bears the economic risk of loss for the Member Nonrecourse Debt to which such deductions relate as provided in Treas. Reg. § 1.704-2(i)(1). If more than one Member bears the economic risk of loss, such deduction shall be allocated between or among such Members in accordance with the ratios in which such Members share such economic risk of loss.

(g) **Certain Section 754 Adjustments**. To the extent any adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treas. Reg. § 1.7041(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases such basis) and an item of loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company as determined under Treas. Reg. § 1.7041(b)(3) in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treas. Reg. § 1.704-l(b)(2)(iv)(m)(4) applies.

(h) **Limit on Loss Allocations**. Notwithstanding the provisions of Section 4.01 of this Agreement or any other provision of this Agreement to the contrary, Losses (or items thereof) shall not be allocated to a Member if such allocation would cause or increase a Member's Adjusted Capital Account Deficit and shall be reallocated to the other Members in proportion to their shareholdings, subject to the limitations of this Section 3(h).

(i) **Curative Allocations**. The allocations under Sections 3(a) through (h) above (such allocations, the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members and the Company that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Agreement. Therefore, notwithstanding any other provision of this Agreement to the contrary (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner the Management Committee determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items were allocated pursuant to Section 4.01 of the Agreement. For purposes of this Section 3(i), future Regulatory Allocations under Sections 3(a) through (h) that are likely to offset other Regulatory Allocations previously made shall take into account.

4. **Tax Allocations: Code Section 704(c)**.

(a)   For federal, state and local income tax purposes only, with respect to any assets contributed by a Member to the Company ("**Contributed Assets**") which have a Gross Asset Value on the date of their contribution which differs from the Member's adjusted basis therefore as of the date of contribution, the allocation of Depreciation and gain or loss with respect to such Contributed Assets shall be determined in accordance with the provisions of Section 704(c) of the Code and the Regulations promulgated thereunder using the method described under Treas. Reg. § 1.7043(b) determined by the Management Committee. For purposes of this Agreement, an asset shall be deemed a Contributed Asset if it has a basis determined, in whole or in part, by reference to the basis of a Contributed Asset (including an asset previously deemed to be a Contributed Asset pursuant to this sentence).

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) of the definition thereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and Treas. Reg. § 1.704-3(b).

(c)   Allocations pursuant to this <u>Section 4</u> are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

5.   **Allocations in the Event of Transfer.** If all or any portion of any Company interests are transferred to a substitute Member during any taxable year of the Company, Profits, Losses, each item thereof and all other items attributable to such Company interests for such period shall be divided and allocated between the transferor and transferee by applying an interim closing of the Company's books method. The Partnership Representative may revise, alter, or otherwise modify, without the consent of the other Members, the method of allocation as necessary to comply with Code Section 706 and Treasury Regulations or rulings promulgated thereunder.